UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 14, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

ITEM 1. INFORMATION REQUIRED IN A CURRENT REPORT, ITEM 9.1 OTHER EVENTS, & ITEM 9.2 FINANCIAL STATEMENTS AND EXHIBITS

On November 14, 2023, Music Licensing, Inc. (OTC: SONG), disclosed its unaudited financial results for the period ending September 30, 2023. The provided financial data encompasses the Balance Sheet Statement, Income Statement, Statement of Cash Flow, and Statement of Changes in Equity. These financial details have been included as Exhibit 999.1 to the Current Report on Form 1-U and are referenced in this report.

On November 14, 2023, Music Licensing, Inc. (OTC: SONG) disclosed that it pledged to allocate 25% of all net proceeds from a Licensing Enforcement & Collection Litigation Campaign towards repurchasing common stock.

**	ITEM 9.01 Exhibits.**

**	(a) Exhibits**

Exhibit 999.1 -	Q3 2023 Financial statements for the period Ending September 30, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	November 14, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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